Exhibit 12.1

Brookdale Senior Living Inc.

Ratio of Earnings to Fixed Charges and Preferred Dividends

(in thousands)

	Three Months Ended March 31, 2014	Years Ended December 31
		2013	2012	2011	2010	2009
Earnings:
Pre-tax income (loss) from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$(2,935)	$(3,312)	$(61,460)	$(68,702)	$(82,116)	$(101,290)
Plus:
Fixed charges	57,584	231,867	242,532	230,426	232,079	230,942
Distributions from equity investees	245	4,291	1,857	1,488	872	1,466
Less:
Capitalized Interest	(302)	(1,337)	(1,533)	(598)	(264)	(1,960)

Total earnings	$54,592	$231,509	$181,396	$162,614	$150,571	$129,158

Fixed charges:
Interest expense and amortization of debt discount/premium on all indebtedness (excluding losses recognized on early extinguishments of debt)	$34,016	$138,379	$146,419	$138,300	$141,604	$138,374
Capitalized interest expense	302	1,337	1,533	598	264	1,960

Amount of pre-tax earnings required to cover any preferred stock dividend requirements	—	—	—	—	—	—
Interest factor portion of rental expense	23,266	92,151	94,580	91,528	90,211	90,608

Total fixed charges	$57,584	$231,867	$242,532	$230,426	$232,079	$230,942

Ratio of earnings to fixed charges	0.9	1.0	0.7	0.7	0.6	0.6
Coverage deficiencies	$2,992	$358	$61,136	$67,812	$81,508	$101,784